

04019476

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROCKHOUSE & COOPER INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque Ouest, suite 4025
(No. and Street)

Montréal (City) Québec (State) H3B 4W8 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Messias 514-932-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Dunwoody LLP
(Name – *if individual, state last, first, middle name*)

4150 Sainte-Catherine Street West, 6th Floor, Montréal, Quebec H3Z 2Y5
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

MAY 26 2004

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Messias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Isabelle DuCharme, Notary
01186

Brockhouse & Cooper Inc.

Consolidated Statements of Financial Condition

For the year ended March 31, 2004 and 2003

(Expressed in U.S. dollars)

Brockhouse & Cooper Inc.
Consolidated Statements of Financial Condition
For the year ended March 31, 2004 and 2003
(Expressed in U.S. dollars)

Contents


Objectif croissance
Driving growth

BDO Dunwoody s.r.l./LLP
Comptables agréés et conseillers
Chartered Accountants and Advisors

4150, rue Sainte-Catherine O.
6e étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Tél./Phone: (514) 931-0841
Téléc./Fax: (514) 931-9491
www.bdo.ca

Independent Auditors' Report

To the Shareholders of
Brockhouse & Cooper Inc.
Montreal, Quebec

We have audited the accompanying consolidated statements of financial condition of Brockhouse & Cooper Inc. as of March 31, 2004 and 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brockhouse & Cooper Inc. as of March 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Dunwoody LLP

Chartered Accountants

Montreal, Quebec
April 28, 2004

Brockhouse & Cooper Inc.
Consolidated Statements of Financial Condition
(Expressed in U.S. dollars)

March 31	2004	2003
Assets		
Current		
Cash and cash equivalents (Note 3)	$ 3,450,612	$ 2,586,601
Due from clients	1,279,879	394,718
Due from brokers	491,656	866,130
Accounts receivable	64,227	75,201
Income taxes receivable	166,467	-
Securities owned, at market (Note 4)	243,739	602,884
Due from related party (Note 8)	84,296	-
Prepaid expenses	1,828	1,624
	5,782,704	4,527,158
Stock exchange shares (Note 5)	1	1
Fixed assets (Note 6)	119,865	205,408
Investment (Note 7)	346,169	355,802
	$ 6,248,739	$ 5,088,369

	2004	2003
Liabilities and Stockholders' Equity		
Current		
Due to clients	$ 1,322,866	$ 782,643
Due to brokers	211,499	395,293
Accounts payable and accrued expenses	414,245	152,813
Income taxes payable	-	78,436
Due to related party (Note 8)	-	10,371
	1,948,610	1,419,556
Commitments (Note 9)		
Stockholders' equity	4,300,129	3,668,813
	$ 6,248,739	$ 5,088,369

On behalf of the Board

__________ Director

R. L. Cooper Director

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Brockhouse & Cooper Inc., incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services. Brockhouse & Cooper Inc. is a member of the National Association of Securities Dealers, Inc. (NASD), an Approved Participant in the Bourse de Montréal Inc., and a Participating Organization in The Toronto Stock Exchange Inc.

2. Significant Accounting Policies

Basis of accounting

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of consolidation

The consolidated financial statements include the accounts of an integrated wholly-owned subsidiary, Brockhouse and Cooper International, Inc. The assets and liabilities of the parent-founded subsidiary company are initially recorded at cost. The results of operations are included from the date of incorporation. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The presentation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

Securities owned

Securities owned are recorded at market value. Securities listed on national and international exchanges are valued at the last sales price on the date of valuation.

Stock exchange shares

Stock exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Fixed assets

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis as follows:

Technology equipment	- 2 years
Furniture and fixtures	- 5 years
Leasehold improvements	- 5 years

Investment

The investment in a company subject to significant influence is accounted for under the equity method.

Income taxes

The amount of current taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Financial instruments and brokerage agreements

The company's financial instruments consist of cash, term deposit, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from (to) related party and accounts payable and accrued expenses.

The company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, bankers and other financial institutions. If these transactions do not settle because of failure to perform by either a client or counterparty, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The company's risk is normally limited to the differences in market values of the securities.

Foreign exchange risk arises due to fluctuations in foreign currency rates. The company conducts a significant portion of its business in foreign currencies.

Interest rate risk arises due to fluctuations in interest rates. The company is exposed to interest rate risk on fixed rate securities owned.

(Expressed in U.S. dollars)

Foreign currency translation

The functional currency of Brockhouse & Cooper Inc. is the Canadian dollar. Transactions and the financial statements of the subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the year end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

These financial statements have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and term deposits with maturities of three months or less.

3. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $125,967 (2003 - $245,932) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-3.

4. Securities Owned

	2004	2003
U.S. and Canadian government bonds	$ -	$ 169,372
Canadian provincial bonds	103,569	48,361
Corporate bonds	140,170	385,151
	$ 243,739	$ 602,884

(Expressed in U.S. dollars)

5. Stock Exchange Shares

At March 31, 2004, the stock exchange shares consist of 100,000 common shares of the Bourse de Montréal Inc. received in exchange for the one seat of the Montreal Stock Exchange previously held by the company. The value of these shares was established at approximately $338,000 ($496,000 Cdn.) as at October 1, 2000.

6. Fixed Assets

						2004
		Cost		Accumulated Depreciation & Amortization		Net
Technology equipment	$	174,124	$	103,934	$	70,190
Furniture and fixtures		152,564		120,803		31,761
Leasehold improvements		25,786		7,872		17,914
	$	352,474	$	232,609	$	119,865

						2003
		Cost		Accumulated Depreciation & Amortization		Net
Technology equipment	$	226,870	$	115,232	$	111,638
Furniture and fixtures		133,857		66,085		67,772
Leasehold improvements		45,837		19,839		25,998
	$	406,564	$	201,156	$	205,408

(Expressed in U.S. dollars)

7. Investment

	2004	2003
859 shares of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 28.63% ownership interest.		
Balance, beginning of year	**$ 355,802**	$ 300,903
Purchase of additional shares	**-**	8,289
Dividend received during the year	**(122,248)**	(75,072)
Equity in earnings of Brockhouse Cooper SA (Pty) Ltd. for the year	**65,517**	94,617
Foreign exchange gain on re-valuation to year end rate	**47,098**	27,065
Balance, end of year	**$ 346,169**	$ 355,802

8. Related Party Transactions

At the end of the year, the amounts due from (to) the related party are as follows:

	2004	2003
Brockhouse Cooper SA (Pty) Ltd.	**$ 84,296**	$ (10,371)

These balances are non-interest bearing, due upon demand and have arisen from the services provided and revenues collected on behalf of the related party net of expenses paid on behalf of the related party.

(Expressed in U.S. dollars)

9. Commitments

The company is obligated under leases for premises, which terminate in April 2007, July 2007 and January 2008, for annual and aggregate lease costs, exclusive of certain incremental occupancy costs, as follows:

2005	$ 159,000
2006	171,000
2007	171,000
2008	35,000
	$ 536,000

Rent expense for 2004 aggregated $314,725 (2003 - $260,644).

10. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of the NASD, the company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2004 the company had regulatory net capital of $3,199,021 (2003 - $2,854,405), which was $2,949,021 (2003 - $2,604,405) in excess of its required regulatory net capital of $250,000. The Company's regulatory net capital ratio was 0.6 to 1 (2003 - 0.5 to 1).

Brockhouse & Cooper Inc.

Report on Internal Control Required by SEC Rule 17a-5

For the year ended March 31, 2004



Objectif croissance
Driving growth

BDO Dunwoody s.r.l./LLP
Comptables agréés et conseillers
Chartered Accountants and Advisors

4150, rue Sainte-Catherine O.
6e étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Tél./Phone: (514) 931-0841
Téléc./Fax: (514) 931-9491
www.bdo.ca

Independent Auditors' Report

To the Shareholders of
Brockhouse & Cooper Inc.
Montreal, Quebec

In planning and performing our audit of the consolidated financial statements of Brockhouse & Cooper Inc. (the Company) for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of any differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Dunwoody LLP

Chartered Accountants

Montreal, Quebec
April 28, 2004